Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: American Chartered Bancorp, Inc.
Filer’s Commission File Number: 001-36599

MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607
(888) 422-6562
NASDAQ: MBFI

PRESS RELEASE

For Information at MB Financial, Inc. contact:
Berry Allen - Investor Relations
E-Mail: beallen@mbfinancial.com

FOR IMMEDIATE RELEASE

MB FINANCIAL, INC. REPORTS EARNINGS FOR THE FIRST QUARTER OF 2016

CHICAGO, April 18, 2016 – MB Financial, Inc. (NASDAQ: MBFI), the holding company for MB Financial Bank, N.A., today announced 2016 first quarter net income available to common stockholders of $37.1 million, or $0.50 per diluted common share, compared to $41.6 million, or $0.56 per diluted common share, last quarter and $32.1 million, or $0.43 per diluted common share, in the first quarter a year ago.

Highlights Include:

Growth in Core Earnings for the Quarter

Core (or operating) earnings increased by $1.3 million, or $0.02 per diluted common share, compared to last quarter and $2.6 million, or $0.04 per diluted common share, compared to the first quarter of last year.

The following table presents a reconciliation of net income to operating earnings (in thousands):

	1Q16	4Q15	1Q15
Net income - as reported	$39,114	$43,607	$34,111
Less non-core items:
Net loss on investment securities	—	(3)	(460)
Net (loss) gain on sale of other assets	(48)	—	4
Merger related and repositioning expenses	(3,287)	4,186	(8,069)
Prepayment fees on interest bearing liabilities	—	—	(85)
Total non-core items	(3,335)	4,183	(8,610)
Income tax expense on non-core items	(577)	1,140	(3,417)
Non-core items, net of tax	(2,758)	3,043	(5,193)
Operating earnings	41,872	40,564	39,304
Dividends on preferred shares	2,000	2,000	2,000
Operating earnings available to common stockholders	$39,872	$38,564	$37,304
Diluted operating earnings per common share	$0.54	$0.52	$0.50
Weighted average common shares outstanding for diluted operating earnings per common share	73,966,935	73,953,165	75,164,716

•
Net interest income on a fully tax equivalent basis decreased $2.6 million (-2.0%) to $126.5 million in the first quarter of 2016 compared to the prior quarter due to one less day in the quarter (approximately $1.4 million) and lower accretion income on loans acquired in the Taylor Capital merger ($2.4 million) partially offset by net interest income related to an increase in average interest earning asset balances.

•	Our net interest margin on a fully tax equivalent basis, excluding accretion on loans acquired in the Taylor Capital merger, was stable at 3.55% compared to 3.56% last quarter.

•
Our core non-interest income was $81.7 million compared to $75.1 million in the prior quarter (8.9% increase). The improvement was largely driven by an increase in fees and promotional revenue (lease financing) from the sale of third-party equipment maintenance contracts as well as trust and asset management fees which increased primarily due to $1.7 million in fees from MSA Holdings, LLC ("MSA"), which we acquired on December 31, 2015.

•
Our core non-interest expense increased $1.7 million (+1.3%) compared to the prior quarter primarily due to an increase in leasing commission expense (salaries and employee benefits) as a result of higher lease financing revenues.

Growth in Loan Balances During the Quarter

•	Loan balances, excluding purchased credit-impaired loans, increased $168.3 million (+1.7%, or +7.0% annualized) during the first quarter of 2016.

			Change from 12/31/2015 to 3/31/2016
(Dollars in thousands)	3/31/2016	12/31/2015	Amount	Percent
Commercial-related credits:
Commercial loans	$3,509,604	$3,616,286	$(106,682)	(3.0)%
Commercial loans collateralized by assignment of lease payments (lease loans)	1,774,104	1,779,072	(4,968)	(0.3)
Commercial real estate	2,831,814	2,695,676	136,138	5.1
Construction real estate	310,278	252,060	58,218	23.1
Total commercial-related credits	8,425,800	8,343,094	82,706	1.0
Other loans:
Residential real estate	677,791	628,169	49,622	7.9
Indirect vehicle	432,915	384,095	48,820	12.7
Home equity	207,079	216,573	(9,494)	(4.4)
Consumer loans	77,318	80,661	(3,343)	(4.1)
Total other loans	1,395,103	1,309,498	85,605	6.5
Total loans, excluding purchased credit-impaired	9,820,903	9,652,592	168,311	1.7
Purchased credit-impaired	140,445	141,406	(961)	(0.7)
Total loans	$9,961,348	$9,793,998	$167,350	1.7%

Stable Deposit Balances During the Quarter

•	Total low cost deposits continued to represent 84% of total deposits at March 31, 2016 and non-interest bearing deposits continued to comprise 40% of total deposits.

			Change from 12/31/2015 to 3/31/2016
(Dollars in thousands)	3/31/2016	12/31/2015	Amount	Percent
Low cost deposits:
Noninterest bearing deposits	$4,667,410	$4,627,184	$40,226	0.9%
Money market and NOW	4,048,054	4,144,633	(96,579)	(2.3)
Savings	991,300	974,555	16,745	1.7
Total low cost deposits	9,706,764	9,746,372	(39,608)	(0.4)
Certificates of deposit:
Certificates of deposit	1,255,457	1,244,292	11,165	0.9
Brokered certificates of deposit	571,605	514,551	57,054	11.1
Total certificates of deposit	1,827,062	1,758,843	68,219	3.9
Total deposits	$11,533,826	$11,505,215	$28,611	0.2%

Credit Quality Metrics

•	Provision for credit losses was $7.6 million in the first quarter of 2016 compared to $6.8 million in the fourth quarter of 2015.

•
Our net loan charge-offs during the first quarter of 2016 were $1.3 million, or 0.06% of loans (annualized), compared to net loan charge-offs of $3.3 million, or 0.14% of loans (annualized), in the fourth quarter of 2015.

•	Non-performing loans and non-performing assets decreased by $9.9 million and $13.1 million, respectively, from December 31, 2015 primarily due to loans that paid off during the quarter.

•	Potential problem loans decreased by $29.7 million from December 31, 2015 primarily due to loans that paid off during the quarter.

•	Our allowance for loan and lease losses to total loans ratio was 1.35% at March 31, 2016 compared to 1.31% at December 31, 2015.

American Chartered Bancorp, Inc. Pending Merger Update

•	The transaction was approved by American Chartered shareholders in March 2016.

•	The merger remains subject to regulatory approval and is expected to close around June 30, 2016.

RESULTS OF OPERATIONS

First Quarter Results

Net Interest Income

			Change from 4Q15 to 1Q16		Change from 1Q15 to 1Q16

(Dollars in thousands)	1Q16	4Q15		1Q15
Net interest income - fully tax equivalent	$126,499	$129,076	-2.0%	$119,473	+5.9%
Net interest income - fully tax equivalent, excluding acquisition accounting discount accretion on Taylor Capital loans	$119,146	$119,373	-0.2%	$110,897	+7.4%
Net interest margin - fully tax equivalent	3.79%	3.86%	-0.07%	3.93%	-0.14
Net interest margin - fully tax equivalent, excluding acquisition accounting discount accretion on Taylor Capital loans	3.55%	3.56%	-0.01%	3.62%	-0.07

Reconciliations of net interest income - fully tax equivalent to net interest income, as reported, net interest margin - fully tax equivalent to net interest margin and net interest margin - fully tax equivalent, excluding acquisition accounting discount accretion on Taylor Capital loans to net interest margin are set forth in the tables in the "Net Interest Margin" section.

Net interest income on a fully tax equivalent basis decreased in the first quarter of 2016 compared to the prior quarter due to one less day in the quarter (approximately $1.4 million) and lower accretion income on loans acquired in the Taylor Capital merger ($2.4 million) partially offset by net interest income related to an increase in average interest earning asset balances.

Net interest income on a fully tax equivalent basis increased in the first quarter of 2016 compared to the first quarter of 2015 primarily due to an increase in average interest earning assets, partially offset by a decrease in our net interest margin.

Compared to the first quarter of 2015, our net interest margin on a fully tax equivalent basis, excluding accretion of the acquisition accounting discount recorded on loans acquired in the Taylor Capital merger, decreased by seven basis points primarily due to a decrease in average yields earned on loans (excluding accretion) and, to a lesser extent, an increase in cost of funds.

See the supplemental net interest margin tables for further detail.

Non-interest Income (in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Core non-interest income:
Key fee initiatives:
Lease financing revenues, net	$19,046	$15,937	$20,000	$15,564	$25,080
Mortgage banking revenue	27,482	26,542	30,692	35,648	24,544
Commercial deposit and treasury management fees	11,878	11,711	11,472	11,062	11,038
Trust and asset management fees	7,950	6,077	6,002	5,752	5,714
Card fees	3,525	3,651	3,335	4,409	3,927
Capital markets and international banking service fees	3,227	2,355	2,357	1,508	1,928
Total key fee initiatives	73,108	66,273	73,858	73,943	72,231
Consumer and other deposit service fees	3,025	3,440	3,499	3,260	3,083
Brokerage fees	1,158	1,252	1,281	1,543	1,678
Loan service fees	1,752	1,890	1,531	1,353	1,485
Increase in cash surrender value of life insurance	854	864	852	836	839
Other operating income	1,836	1,344	1,730	2,098	2,102
Total core non-interest income	81,733	75,063	82,751	83,033	81,418
Non-core non-interest income:
Net gain (loss) on investment securities	—	(3)	371	(84)	(460)
Net (loss) gain on sale of other assets	(48)	—	1	(7)	4
(Decrease) increase in market value of assets held in trust for deferred compensation (1)	8	565	(872)	7	306
Total non-core non-interest income	(40)	562	(500)	(84)	(150)
Total non-interest income	$81,693	$75,625	$82,251	$82,949	$81,268

(1)	Resides in other operating income in the consolidated statements of operations.

Core non-interest income for the first quarter of 2016 increased by $6.7 million, or 8.9%, to $81.7 million from the fourth quarter of 2015.

•	Lease financing revenues increased due to an increase in fees and promotional revenue from the sale of third-party equipment maintenance contracts.

•	Trust and asset management fees increased primarily due to the acquisition of MSA.

•	Mortgage banking revenue increased due to higher mortgage servicing fees partly offset by a decrease in mortgage origination fees.

•	Capital markets and international banking services fees increased due to higher swap fees.

Core non-interest income for the first quarter of 2016 increased by $315 thousand, or 0.4%, to $81.7 million from the first quarter of 2015.

•	Mortgage banking revenue increased due to higher mortgage servicing fees partly offset by lower mortgage origination fees.

•	Trust and asset management fees increased due to the addition of new customers as well as the acquisition of MSA.

•	Capital markets and international banking services fees increased due to higher derivatives fees.

•	Commercial deposit and treasury management fees increased due to new customer activity.

•	Lease financing revenues decreased due to lower fees from the sale of third-party equipment maintenance contracts.

•
Card fees decreased due to the impact of becoming subject to the Durbin amendment of the Dodd-Frank Act starting on July 1, 2015. We estimate the quarterly impact of the Durbin amendment, when comparing the first quarter of 2016 with the first quarter of 2015, was $1.2 million.

Non-interest Expense (in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Core non-interest expense:(1)
Salaries and employee benefits expense	$85,502	$84,356	$88,760	$86,138	$84,447
Occupancy and equipment expense	13,260	12,935	12,456	12,081	12,763
Computer services and telecommunication expense	8,750	8,548	8,558	8,407	8,634
Advertising and marketing expense	2,855	2,549	2,578	2,497	2,446
Professional and legal expense	2,492	2,715	1,496	1,902	2,480
Other intangible amortization expense	1,626	1,546	1,542	1,509	1,518
Net (gain) loss recognized on other real estate owned (A)	(637)	(256)	520	662	888
Net loss (gain) recognized on other real estate owned related to FDIC transactions (A)	154	(549)	65	(88)	(273)
Other real estate expense, net (A)	137	76	(8)	150	281
Other operating expenses	18,366	18,932	18,782	18,238	18,276
Total core non-interest expense	132,505	130,852	134,749	131,496	131,460
Non-core non-interest expense: (1)
Merger related and repositioning expenses (B)	3,287	(4,186)	389	1,234	8,069
Prepayment fees on interest bearing liabilities	—	—	—	—	85
Increase (decrease) in market value of assets held in trust for deferred compensation (C)	8	565	(872)	7	306
Total non-core non-interest expense	3,295	(3,621)	(483)	1,241	8,460
Total non-interest expense	$135,800	$127,231	$134,266	$132,737	$139,920

(1)
Letters denote the corresponding line items where these non-core non-interest expense items reside in the consolidated statements of operations as follows:  A – Net loss (gain) recognized on other real estate owned and other expense, B – See merger related and repositioning expenses table below, and C – Salaries and employee benefits.

Core non-interest expense increased by $1.7 million, or 1.3%, from the fourth quarter of 2015 to $132.5 million for the first quarter of 2016.

•	Salaries and employee benefits expense was up due to an increase in leasing commission expense as a result of higher lease financing revenues.

•	Occupancy and equipment expense increased due to higher rental operating expenses and real estate taxes offset partly by lower building repair and maintenance expenses.

Core non-interest expense increased by $1.0 million, or 0.8%, from the first quarter of 2015 to $132.5 million for the first quarter of 2016.

•	Salaries and employee benefits expense was up due to annual pay increases as well as an increase in temporary help in our mortgage and IT areas.

•	Occupancy and equipment expense increased due to higher depreciation expense, rental operating expenses and real estate taxes offset partly by lower building repair and maintenance expenses.

The following table presents the detail of the merger related and repositioning expenses (dollars in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Merger related and repositioning expenses:
Salaries and employee benefits	$81	$(212)	$3	$—	$33
Occupancy and equipment expense	—	—	2	96	177
Computer services and telecommunication expense	305	(103)	9	130	270
Advertising and marketing expense	23	2	—	—	—
Professional and legal expense	97	1,454	305	511	190
Branch exit and facilities impairment charges	44	616	70	438	7,391
Contingent consideration expense - Celtic acquisition (1)	2,703	—	—	—	—
Other operating expenses	34	(5,943)	—	59	8
Total merger related and repositioning expenses	$3,287	$(4,186)	$389	$1,234	$8,069

(1)	Resides in other operating expenses in the consolidated statements of operations.

In the first quarter of 2016, merger related and repositioning expenses included contingent consideration for our acquisition of Celtic Leasing Corp. due to strong lease residual performance. In the fourth quarter of 2015, merger related and repositioning expenses were impacted by the reversal of an accrual for a potential contingent loss we assumed in connection with the Taylor Capital merger.

Operating Segments

The Company's operations consist of three reportable operating segments: Banking, Leasing and Mortgage Banking. Our Banking Segment generates revenues primarily from its lending, deposit gathering and fee business activities. Our Leasing Segment generates revenues through lease originations and related services offered through the Company's leasing subsidiaries: LaSalle Systems Leasing, Inc., Celtic Leasing Corp. and MB Equipment Finance, LLC. Our Mortgage Banking Segment originates residential mortgage loans for sale to investors through its retail and third party origination channels as well as residential mortgage loans held in our loan portfolio. The Mortgage Banking Segment also services residential mortgage loans owned by investors and the Company.

The following tables present summary financial information, adjusted for funds transfer pricing and internal allocations of certain expenses, for the reportable segments (in thousands):

	Banking	Leasing	Mortgage Banking	Non-core Items	Consolidated
Three months ended March 31, 2016
Net interest income	$109,608	$2,423	$7,273	$—	$119,304
Provision for credit losses	7,001	437	125	—	7,563
Net interest income after provision for credit losses	102,607	1,986	7,148	—	111,741
Non-interest income:
Lease financing revenues, net	679	18,367	—	—	19,046
Mortgage origination fees	—	—	16,894	—	16,894
Mortgage servicing fees	—	—	10,588	—	10,588
Other non-interest income	34,388	828	(3)	(48)	35,165
Total non-interest income	35,067	19,195	27,479	(48)	81,693
Non-interest expense:
Salaries and employee benefits	53,421	9,072	23,017	81	85,591
Occupancy and equipment expense	10,430	895	1,935	—	13,260
Computer services and telecommunication expense	6,446	363	1,941	305	9,055
Professional and legal expense	1,486	409	597	97	2,589
Other operating expenses	15,570	1,447	5,484	2,804	25,305
Total non-interest expense	87,353	12,186	32,974	3,287	135,800
Income before income taxes	50,321	8,995	1,653	(3,335)	57,634
Income tax expense	14,927	3,509	661	(577)	18,520
Net income	$35,394	$5,486	$992	$(2,758)	$39,114

	Banking	Leasing	Mortgage Banking	Non-core Items	Consolidated
Three months ended December 31, 2015
Net interest income	$111,691	$2,714	$7,364	$—	$121,769
Provision for credit losses	6,654	—	104	—	6,758
Net interest income after provision for credit losses	105,037	2,714	7,260	—	115,011
Non-interest income:
Lease financing revenues, net	1,180	14,757	—	—	15,937
Mortgage origination fees	—	—	17,596	—	17,596
Mortgage servicing fees	—	—	8,946	—	8,946
Other non-interest income	32,337	802	10	(3)	33,146
Total non-interest income	33,517	15,559	26,552	(3)	75,625
Non-interest expense:
Salaries and employee benefits	54,655	7,474	22,792	(212)	84,709
Occupancy and equipment expense	10,344	855	1,736	—	12,935
Computer services and telecommunication expense	6,200	340	2,008	(103)	8,445
Professional and legal expense	1,709	328	678	1,454	4,169
Other operating expenses	15,757	1,501	5,040	(5,325)	16,973
Total non-interest expense	88,665	10,498	32,254	(4,186)	127,231
Income before income taxes	49,889	7,775	1,558	4,183	63,405
Income tax expense	14,998	3,037	623	1,140	19,798
Net income	$34,891	$4,738	$935	$3,043	$43,607

Net income from our Banking Segment for the first quarter of 2016 increased compared to the prior quarter. This increase was primarily due to higher fee income coupled with better expense control which offset lower accretion income on loans acquired in the Taylor Capital merger.

Net income from our Leasing Segment for the first quarter of 2016 increased compared to the prior quarter. This increase was primarily due to an increase in lease financing revenues due to an increase in fees and promotional revenue from the sale of third-party equipment maintenance contracts partly offset by an increase in commission expense and higher provision for credit losses.

Net income from our Mortgage Banking Segment for the first quarter of 2016 was stable compared to the prior quarter as an increase in mortgage servicing fees was partly offset by a decrease in mortgage origination fees and higher non-interest expenses.

The following table presents additional information regarding the Mortgage Banking Segment (dollars in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Origination volume:	$1,328,804	$1,437,057	$1,880,960	$2,010,175	$1,688,541
Refinance	49%	42%	34%	43%	61%
Purchase	51	58	66	57	39
Origination volume by channel:
Retail	19%	18%	18%	18%	18%
Third party	81	82	82	82	82
Mortgage servicing book (unpaid principal balance of loans serviced for others) at period end (1)	$16,911,325	$16,218,613	$15,582,911	$23,588,345	$22,978,750
Mortgage servicing rights, recorded at fair value, at period end	145,800	168,162	148,097	261,034	219,254
Notional value of rate lock commitments, at period end	823,000	622,906	800,162	992,025	1,069,145

(1) 3Q15 does not include the unpaid principal balance of serviced loans sold in July 2015 that continued to be sub-serviced through October 2015.

LOAN PORTFOLIO

The following table sets forth the composition of the loan portfolio (excluding loans held for sale) based on period end balances as of the dates indicated (dollars in thousands):

	3/31/2016		12/31/2015		9/30/2015		6/30/2015		3/31/2015
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial-related credits:
Commercial loans	$3,509,604	36%	$3,616,286	37%	$3,440,632	37%	$3,354,889	37%	$3,258,652	37%
Commercial loans collateralized by assignment of lease payments (lease loans)	1,774,104	18	1,779,072	18	1,693,540	18	1,690,866	18	1,628,031	18
Commercial real estate	2,831,814	28	2,695,676	27	2,580,009	27	2,539,991	28	2,525,640	28
Construction real estate	310,278	3	252,060	3	255,620	3	189,599	2	184,105	2
Total commercial-related credits	8,425,800	85	8,343,094	85	7,969,801	85	7,775,345	85	7,596,428	85
Other loans:
Residential real estate	677,791	7	628,169	6	607,171	6	533,118	6	505,558	5
Indirect vehicle	432,915	4	384,095	4	345,731	4	303,777	3	273,105	3
Home equity	207,079	2	216,573	2	223,173	2	230,478	3	241,078	3
Consumer loans	77,318	1	80,661	1	87,612	1	86,463	1	77,645	1
Total other loans	1,395,103	14	1,309,498	13	1,263,687	13	1,153,836	13	1,097,386	12
Total loans, excluding purchased credit-impaired loans	9,820,903	99	9,652,592	98	9,233,488	98	8,929,181	98	8,693,814	97
Purchased credit-impaired loans	140,445	1	141,406	2	155,693	2	164,775	2	227,514	3
Total loans	$9,961,348	100%	$9,793,998	100%	$9,389,181	100%	$9,093,956	100%	$8,921,328	100%

Our loan balances, excluding purchased credit-impaired loans, increased $168.3 million (+1.7%, or +7.0% annualized) during the first quarter of 2016. Commercial loan balances decreased due to seasonal borrowings of approximately $100 million that were outstanding at December 31, 2015 and repaid in the first quarter of 2016. Residential real estate loan balances have increased over the past year as a result of retaining adjustable rate mortgages originated by our Mortgage Banking Segment in our loan portfolio.

The following table sets forth the composition of the loan portfolio (excluding loans held for sale) based on quarterly average balances for the periods indicated (dollars in thousands):

	1Q16		4Q15		3Q15		2Q15		1Q15
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial-related credits:
Commercial loans	$3,531,441	36%	$3,492,161	37%	$3,372,279	37%	$3,309,519	37%	$3,190,755	36%
Commercial loans collateralized by assignment of lease payments (lease loans)	1,754,558	18	1,708,404	18	1,674,939	18	1,634,583	18	1,647,761	18
Commercial real estate	2,734,148	28	2,627,004	28	2,568,539	28	2,522,473	28	2,538,995	29
Construction real estate	276,797	3	274,188	2	210,506	2	191,935	2	191,257	2
Total commercial-related credits	8,296,944	85	8,101,757	85	7,826,263	85	7,658,510	85	7,568,768	85
Other loans:
Residential real estate	640,231	7	612,275	6	566,115	6	512,766	6	493,366	5
Indirect vehicle	404,473	4	365,744	4	325,323	4	286,107	3	267,265	3
Home equity	210,678	2	219,440	2	226,365	2	233,867	3	246,537	3
Consumer loans	80,569	1	83,869	1	85,044	1	76,189	1	72,374	1
Total other loans	1,335,951	14	1,281,328	13	1,202,847	13	1,108,929	13	1,079,542	12
Total loans, excluding purchased credit-impaired loans	9,632,895	99	9,383,085	98	9,029,110	98	8,767,439	98	8,648,310	97
Purchased credit-impaired loans	139,451	1	154,562	2	156,309	2	202,374	2	240,376	3
Total loans	$9,772,346	100%	$9,537,647	100%	$9,185,419	100%	$8,969,813	100%	$8,888,686	100%

Our average loan balances, excluding purchased credit-impaired loans, increased $249.8 million (+2.7%, or +10.7% annualized) during the first quarter of 2016.

ASSET QUALITY

The following table presents a summary of criticized assets (excluding loans held for sale) as of the dates indicated (dollars in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Non-performing loans:
Non-accrual loans (1)	$93,602	$98,065	$92,302	$91,943	$81,571
Loans 90 days or more past due, still accruing interest	1,112	6,596	4,275	6,112	1,707
Total non-performing loans	94,714	104,661	96,577	98,055	83,278
Other real estate owned	28,309	31,553	29,587	28,517	21,839
Repossessed assets	187	81	216	78	160
Total non-performing assets	$123,210	$136,295	$126,380	$126,650	$105,277
Potential problem loans (2)	$110,193	$139,941	$122,966	$116,443	$107,703
Purchased credit-impaired loans	$140,445	$141,406	$155,693	$164,775	$227,514
Total non-performing, potential problem and purchased credit-impaired loans	$345,352	$386,008	$375,236	$379,273	$418,495

Total allowance for loan and lease losses	$134,493	$128,140	$124,626	$120,070	$113,412
Accruing restructured loans (3)	27,269	26,991	20,120	16,875	16,874
Total non-performing loans to total loans	0.95%	1.07%	1.03%	1.08%	0.93%
Total non-performing assets to total assets	0.79	0.87	0.85	0.84	0.73
Allowance for loan and lease losses to non-performing loans	142.00	122.43	129.04	122.45	136.18

(1)
Includes $24.0 million, $23.6 million, $21.4 million, $24.5 million and $25.5 million of restructured loans on non-accrual status at March 31, 2016, December 31, 2015, September 30, 2015, June 30, 2015 and March 31, 2015, respectively.

(2)
We define potential problem loans as loans rated substandard that do not meet the definition of a non-performing loan.  Potential problem loans carry a higher probability of default and require additional attention by management.

(3)
Accruing restructured loans consist primarily of residential real estate and home equity loans that have been modified and are performing in accordance with those modified terms as of the dates indicated.

The following table presents data related to non-performing loans by category (excluding loans held for sale and purchased credit-impaired loans that were acquired as part of our FDIC-assisted transactions and the Taylor Capital merger) as of the dates indicated (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Commercial and lease	$28,590	$37,076	$34,465	$31,053	$18,315
Commercial real estate	27,786	29,073	25,437	32,358	29,645
Construction real estate	—	—	—	337	337
Consumer related	38,338	38,512	36,675	34,307	34,981
Total non-performing loans	$94,714	$104,661	$96,577	$98,055	$83,278

The following table represents a summary of other real estate owned (excluding other real estate owned acquired as part of our FDIC-assisted transactions) as of the dates indicated (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Balance at the beginning of quarter	$31,553	$29,587	$28,517	$21,839	$19,198
Transfers in at fair value less estimated costs to sell	1,270	5,964	2,402	8,595	4,615
Fair value adjustments	45	(721)	(565)	(920)	(922)
Net gains on sales of other real estate owned	592	977	45	258	34
Cash received upon disposition	(5,151)	(4,254)	(812)	(1,255)	(1,086)
Balance at the end of quarter	$28,309	$31,553	$29,587	$28,517	$21,839

Below is a reconciliation of the activity in our allowance for credit and loan losses for the periods indicated (dollars in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Allowance for credit losses, balance at the beginning of period	$131,508	$128,038	$124,130	$117,189	$114,057
Provision for credit losses - legacy	6,409	6,758	1,225	(600)	(550)
Provision for credit losses - acquired Taylor Capital loan portfolio renewals	1,154	—	4,133	4,896	5,524
Charge-offs:
Commercial loans	713	710	1,657	57	569
Commercial loans collateralized by assignment of lease payments (lease loans)	574	685	1,980	100	—
Commercial real estate	352	1,251	170	108	2,034
Construction real estate	—	23	5	3	3
Residential real estate	368	261	292	318	579
Home equity	238	407	358	276	444
Indirect vehicle	931	898	581	627	874
Consumer loans	412	550	467	500	424
Total charge-offs	3,588	4,785	5,510	1,989	4,927
Recoveries:
Commercial loans	380	235	456	816	242
Commercial loans collateralized by assignment of lease payments (lease loans)	50	12	11	340	749
Commercial real estate	594	385	2,402	2,561	1,375
Construction real estate	27	19	216	35	2
Residential real estate	24	98	337	8	72
Home equity	318	132	186	160	101
Indirect vehicle	463	499	334	545	475
Consumer loans	393	117	118	169	69
Total recoveries	2,249	1,497	4,060	4,634	3,085
Total net charge-offs (recoveries)	1,339	3,288	1,450	(2,645)	1,842
Allowance for credit losses	137,732	131,508	128,038	124,130	117,189
Allowance for unfunded credit commitments	(3,239)	(3,368)	(3,412)	(4,060)	(3,777)
Allowance for loan and lease losses	$134,493	$128,140	$124,626	$120,070	$113,412
Total loans, excluding loans held for sale	$9,961,348	$9,793,998	$9,389,181	$9,093,956	$8,921,328
Average loans, excluding loans held for sale	9,772,346	9,537,647	9,185,419	8,969,813	8,888,686
Ratio of allowance for loan and lease losses to total loans, excluding loans held for sale	1.35%	1.31%	1.33%	1.32%	1.27%
Net loan charge-offs (recoveries) to average loans, excluding loans held for sale (annualized)	0.06	0.14	0.06	(0.12)	0.08

The following table presents the three elements of the Company's allowance for loan and lease losses as of the dates indicated (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Commercial related loans:
General reserve	$98,001	$94,164	$93,903	$89,642	$88,425
Specific reserve	20,995	16,173	13,683	11,303	5,658
Consumer related reserve	15,497	17,803	17,040	19,125	19,329
Total allowance for loan and lease losses	$134,493	$128,140	$124,626	$120,070	$113,412

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan and lease losses. These acquired loans are segregated into three types: pass rated loans with no discount attributable to credit quality, non-impaired loans with a discount attributable at least in part to credit quality and impaired loans with evidence of significant credit deterioration.

•
Pass rated loans (typically performing loans) are accounted for in accordance with ASC 310-20 "Nonrefundable Fees and Other Costs" as these loans do not have evidence of credit deterioration since origination.

•	Non-impaired loans (typically performing substandard loans) are accounted for in accordance with ASC 310-30 if they display at least some level of credit deterioration since origination.

•	Impaired loans (typically substandard loans on non-accrual status) are accounted for in accordance with ASC 310-30 as they display significant credit deterioration since origination.

For pass rated loans (non-purchased credit-impaired loans), the difference between the estimated fair value of the loans (computed on a loan by loan basis) and the principal outstanding is accreted over the remaining life of the loans.

In accordance with ASC 310-30, for both purchased non-impaired loans and purchased credit-impaired loans ("PCI loans"), the difference between contractually required payments at acquisition and the cash flows expected to be collected is referred to as the non-accretable difference. Further, any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows.

Changes in the purchase accounting discount for loans acquired in the Taylor Capital merger were as follows for the three months ended March 31, 2016 (in thousands):

	Non-Accretable Discount - PCI Loans	Accretable Discount - PCI Loans	Accretable Discount - Non-PCI Loans	Total
Balance at beginning of period	$14,661	$12,298	$34,768	$61,727
Charge-offs	(123)	—	—	(123)
Accretion	—	(2,403)	(4,950)	(7,353)
Transfer	(3,584)	3,584	—	—
Balance at end of period	$10,954	$13,479	$29,818	$54,251

Changes in the purchase accounting discount for loans acquired in the Taylor Capital merger were as follows for the three months ended December 31, 2015(in thousands):

	Non-Accretable Discount - PCI Loans	Accretable Discount - PCI Loans	Accretable Discount - Non-PCI Loans	Total
Balance at beginning of period	$19,747	$9,368	$40,961	$70,076
Recoveries	1,354	—	—	1,354
Accretion	—	(3,510)	(6,193)	(9,703)
Transfer	(6,440)	6,440	—	—
Balance at end of period	$14,661	$12,298	$34,768	$61,727

The $3.6 million and $6.4 million purchase accounting discount transfer from non-accretable discount on purchased credit-impaired loans to accretable discount for the three months ended March 31, 2016 and December 31, 2015, respectively, was due to better than expected cash flows on several pools of purchased credit-impaired loans.

INVESTMENT SECURITIES

The following table sets forth, by type, the fair value and amortized cost of our investment securities, excluding FHLB and FRB stock, as well as the unrealized gain, net of our investment securities available for sale as of the dates indicated (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Securities available for sale:
Fair value
Government sponsored agencies and enterprises	$64,762	$64,611	$65,461	$65,485	$66,070
States and political subdivisions	398,024	396,367	399,274	395,912	403,628
Mortgage-backed securities	834,559	893,656	847,426	902,017	856,933
Corporate bonds	224,530	219,628	228,251	246,468	252,042
Equity securities	10,969	10,761	10,826	10,669	10,751
Total fair value	$1,532,844	$1,585,023	$1,551,238	$1,620,551	$1,589,424

Amortized cost
Government sponsored agencies and enterprises	$63,600	$63,805	$64,008	$64,211	$64,411
States and political subdivisions	371,006	373,285	379,015	380,221	381,704
Mortgage-backed securities	820,825	888,325	834,791	890,334	841,727
Corporate bonds	225,657	222,784	228,711	245,506	250,543
Equity securities	10,814	10,757	10,701	10,644	10,587
Total amortized cost	$1,491,902	$1,558,956	$1,517,226	$1,590,916	$1,548,972

Unrealized gain, net
Government sponsored agencies and enterprises	$1,162	$806	$1,453	$1,274	$1,659
States and political subdivisions	27,018	23,082	20,259	15,691	21,924
Mortgage-backed securities	13,734	5,331	12,635	11,683	15,206
Corporate bonds	(1,127)	(3,156)	(460)	962	1,499
Equity securities	155	4	125	25	164
Total unrealized gain, net	$40,942	$26,067	$34,012	$29,635	$40,452

Securities held to maturity, at amortized cost:
States and political subdivisions	$986,340	$1,016,519	$1,002,963	$974,032	$764,931
Mortgage-backed securities	205,570	214,291	221,889	229,595	235,928
Total amortized cost	$1,191,910	$1,230,810	$1,224,852	$1,203,627	$1,000,859

DEPOSIT MIX

The following table shows the composition of deposits based on period end balances as of the dates indicated (dollars in thousands):

	3/31/2016		12/31/2015		9/30/2015		6/30/2015		3/31/2015
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Low cost deposits:
Noninterest bearing deposits	$4,667,410	40%	$4,627,184	40%	$4,434,067	39%	$4,378,005	40%	$4,290,499	39%
Money market, NOW and interest bearing deposits	4,048,054	35	4,144,633	36	4,129,414	37	3,842,264	35	4,002,818	36
Savings	991,300	9	974,555	8	953,746	8	970,875	9	969,560	9
Total low cost deposits	9,706,764	84	9,746,372	84	9,517,227	84	9,191,144	84	9,262,877	84
Certificates of deposit:
Certificates of deposit	1,255,457	11	1,244,292	11	1,279,842	12	1,261,843	12	1,354,633	12
Brokered certificates of deposit	571,605	5	514,551	5	457,509	4	408,827	4	401,991	4
Total certificates of deposit	1,827,062	16	1,758,843	16	1,737,351	16	1,670,670	16	1,756,624	16
Total deposits	$11,533,826	100%	$11,505,215	100%	$11,254,578	100%	$10,861,814	100%	$11,019,501	100%

Non-interest bearing deposits grew by $40.2 million (+0.9%, or +3.5% annualized) during the first quarter of 2016 and comprised 40% of total deposits at quarter-end. Total low cost deposits decreased $39.6 million (-0.4%, or -1.6% annualized) to $9.7 billion at March 31, 2016 compared to December 31, 2015 and represented 84% of total deposits at quarter-end.

The following table shows the composition of deposits based on quarterly average balances for the periods indicated (dollars in thousands):

	1Q16		4Q15		3Q15		2Q15		1Q15
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Low cost deposits:
Noninterest bearing deposits	$4,606,008	40%	$4,617,076	40%	$4,428,065	39%	$4,273,931	39%	$4,199,948	38%
Money market, NOW and interest bearing deposits	4,109,150	36	4,214,099	37	4,119,625	36	3,940,201	36	3,937,707	36
Savings	984,019	9	959,049	8	965,060	9	972,327	9	952,345	9
Total low cost deposits	9,699,177	85	9,790,224	85	9,512,750	84	9,186,459	84	9,090,000	83
Certificates of deposit:
Certificates of deposit	1,237,971	11	1,245,947	11	1,304,516	12	1,302,031	12	1,420,320	13
Brokered certificates of deposit	534,910	4	492,839	4	427,649	4	412,517	4	476,245	4
Total certificates of deposit	1,772,881	15	1,738,786	15	1,732,165	16	1,714,548	16	1,896,565	17
Total deposits	$11,472,058	100%	$11,529,010	100%	$11,244,915	100%	$10,901,007	100%	$10,986,565	100%

CAPITAL

Tangible book value per common share was $17.04 at March 31, 2016 compared to $16.53 at December 31, 2015 and $16.08 at March 31, 2015.

Our regulatory capital ratios remain strong. MB Financial Bank, N.A. (the "Bank") was categorized as “well capitalized” at March 31, 2016 under the Prompt Corrective Action (“PCA”) provisions. The Bank would be categorized as "well capitalized" under the fully phased in rules under the Basel III regulatory capital reform.

FORWARD-LOOKING STATEMENTS

When used in this press release and in reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), in other press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the pending MB Financial-American Chartered merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite regulatory approvals for the pending MB Financial-American Chartered merger might not be obtained, or may take longer to obtain than expected; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior, net interest margin and the value of our mortgage servicing rights; (6) the possibility that our mortgage banking business may experience increased volatility in its revenues and earnings and the possibility that the profitability of our mortgage banking business could be significantly reduced if we are unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of our mortgage servicing rights; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (11) our ability to realize the residual values of its direct finance, leveraged and operating leases; (12) the ability to access cost-effective funding; (13) changes in financial markets; (14) changes in economic conditions in general and in the Chicago metropolitan area in particular; (15) the costs, effects and outcomes of litigation; (16) new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, changes in the interpretation and/or application of laws and regulations by regulatory authorities, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (17) changes in accounting principles, policies or guidelines; (18) our future acquisitions of other depository institutions or lines of business; and (19) future goodwill impairment due to changes in our business, changes in market conditions, or other factors.

We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

ADDITIONAL INFORMATION

In connection with the proposed merger between MB Financial and American Chartered, MB Financial filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on February 4, 2016. The registration statement includes a proxy statement/prospectus, which was sent to the shareholders of American Chartered. Investors and shareholders of American Chartered are advised to read the proxy statement/prospectus, which was filed by MB Financial with the SEC on February 4, 2016, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, as the case may be, important information about MB Financial, American Chartered and the proposed transaction. Copies of all documents relating to the merger filed by MB Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Corporate Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992.

TABLES TO FOLLOW

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)
As of the dates indicated
(In thousands)

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
ASSETS
Cash and due from banks	$271,732	$307,869	$234,220	$290,266	$248,840
Interest earning deposits with banks	113,785	73,572	66,025	144,154	52,212
Total cash and cash equivalents	385,517	381,441	300,245	434,420	301,052
Federal funds sold	—	—	—	5	—
Investment securities:
Securities available for sale, at fair value	1,532,844	1,585,023	1,551,238	1,620,551	1,589,424
Securities held to maturity, at amortized cost	1,191,910	1,230,810	1,224,852	1,203,627	1,000,859
Non-marketable securities - FHLB and FRB Stock	121,750	114,233	91,400	111,400	87,677
Total investment securities	2,846,504	2,930,066	2,867,490	2,935,578	2,677,960
Loans held for sale	632,196	744,727	676,020	801,343	686,838
Loans:
Total loans, excluding purchased credit-impaired loans	9,820,903	9,652,592	9,233,488	8,929,181	8,693,814
Purchased credit-impaired loans	140,445	141,406	155,693	164,775	227,514
Total loans	9,961,348	9,793,998	9,389,181	9,093,956	8,921,328
Less: Allowance for loan and lease losses	134,493	128,140	124,626	120,070	113,412
Net loans	9,826,855	9,665,858	9,264,555	8,973,886	8,807,916
Lease investments, net	216,046	211,687	184,223	167,966	159,191
Premises and equipment, net	238,578	236,013	234,115	234,651	234,077
Cash surrender value of life insurance	137,807	136,953	136,089	135,237	134,401
Goodwill	725,068	725,070	711,521	711,521	711,521
Other intangibles	43,186	44,812	37,520	34,979	36,488
Mortgage servicing rights, at fair value	145,800	168,162	148,097	261,034	219,254
Other real estate owned, net	28,309	31,553	29,587	28,517	21,839
Other real estate owned related to FDIC transactions	10,397	10,717	13,825	13,867	17,890
Other assets	339,390	297,948	346,814	285,190	319,883
Total assets	$15,575,653	$15,585,007	$14,950,101	$15,018,194	$14,328,310
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest bearing	$4,667,410	$4,627,184	$4,434,067	$4,378,005	$4,290,499
Interest bearing	6,866,416	6,878,031	6,820,511	6,483,809	6,729,002
Total deposits	11,533,826	11,505,215	11,254,578	10,861,814	11,019,501
Short-term borrowings	884,101	1,005,737	940,529	1,382,635	615,231
Long-term borrowings	439,615	400,274	95,175	89,639	85,477
Junior subordinated notes issued to capital trusts	185,820	186,164	186,068	185,971	185,874
Accrued expenses and other liabilities	409,406	400,333	410,523	420,396	363,934
Total liabilities	13,452,768	13,497,723	12,886,873	12,940,455	12,270,017
Stockholders' Equity
Preferred stock	115,280	115,280	115,280	115,280	115,280
Common stock	756	756	756	754	754
Additional paid-in capital	1,284,438	1,280,870	1,277,348	1,273,333	1,268,851
Retained earnings	756,272	731,812	702,789	677,246	651,178
Accumulated other comprehensive income	24,687	15,777	20,968	18,778	26,101
Treasury stock	(59,863)	(58,504)	(55,258)	(9,035)	(5,277)
Controlling interest stockholders' equity	2,121,570	2,085,991	2,061,883	2,076,356	2,056,887
Noncontrolling interest	1,315	1,293	1,345	1,383	1,406
Total stockholders' equity	2,122,885	2,087,284	2,063,228	2,077,739	2,058,293
Total liabilities and stockholders' equity	$15,575,653	$15,585,007	$14,950,101	$15,018,194	$14,328,310

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Dollars in thousands, except per share data)	1Q16	4Q15	3Q15	2Q15	1Q15
Interest income:
Loans:
Taxable	$104,923	$106,137	$100,573	$98,768	$98,846
Nontaxable	2,586	2,602	2,283	2,259	2,174
Investment securities:
Taxable	9,566	9,708	9,655	10,002	9,934
Nontaxable	10,776	10,969	10,752	10,140	9,113
Federal funds sold	—	1	—	—	—
Other interest earning accounts	141	110	89	57	62
Total interest income	127,992	129,527	123,352	121,226	120,129
Interest expense:
Deposits	5,622	5,357	5,102	4,554	4,645
Short-term borrowings	721	385	395	355	277
Long-term borrowings and junior subordinated notes	2,345	2,016	1,886	1,844	1,812
Total interest expense	8,688	7,758	7,383	6,753	6,734
Net interest income	119,304	121,769	115,969	114,473	113,395
Provision for credit losses	7,563	6,758	5,358	4,296	4,974
Net interest income after provision for credit losses	111,741	115,011	110,611	110,177	108,421
Non-interest income:
Lease financing revenue, net	19,046	15,937	20,000	15,564	25,080
Mortgage banking revenue	27,482	26,542	30,692	35,648	24,544
Commercial deposit and treasury management fees	11,878	11,711	11,472	11,062	11,038
Trust and asset management fees	7,950	6,077	6,002	5,752	5,714
Card fees	3,525	3,651	3,335	4,409	3,927
Capital markets and international banking service fees	3,227	2,355	2,357	1,508	1,928
Consumer and other deposit service fees	3,025	3,440	3,499	3,260	3,083
Brokerage fees	1,158	1,252	1,281	1,543	1,678
Loan service fees	1,752	1,890	1,531	1,353	1,485
Increase in cash surrender value of life insurance	854	864	852	836	839
Net (loss) gain on investment securities	—	(3)	371	(84)	(460)
Net (loss) gain on sale of assets	(48)	—	1	(7)	4
Other operating income	1,844	1,909	858	2,105	2,408
Total non-interest income	81,693	75,625	82,251	82,949	81,268
Non-interest expense:
Salaries and employee benefits expense	85,591	84,709	87,891	86,145	84,786
Occupancy and equipment expense	13,260	12,935	12,458	12,177	12,940
Computer services and telecommunication expense	9,055	8,445	8,567	8,537	8,904
Advertising and marketing expense	2,878	2,551	2,578	2,497	2,446
Professional and legal expense	2,589	4,169	1,801	2,413	2,670
Other intangible amortization expense	1,626	1,546	1,542	1,509	1,518
Branch exit and facilities impairment charges	44	616	70	438	7,391
Net (gain) loss recognized on other real estate owned and other expense	(346)	(729)	577	724	896
Prepayment fees on interest bearing liabilities	—	—	—	—	85
Other operating expenses	21,103	12,989	18,782	18,297	18,284
Total non-interest expense	135,800	127,231	134,266	132,737	139,920
Income before income taxes	57,634	63,405	58,596	60,389	49,769
Income tax expense	18,520	19,798	18,318	19,437	15,658
Net income	39,114	43,607	40,278	40,952	34,111
Dividends on preferred shares	2,000	2,000	2,000	2,000	2,000
Net income available to common stockholders	$37,114	$41,607	$38,278	$38,952	$32,111

	1Q16	4Q15	3Q15	2Q15	1Q15
Common share data:
Basic earnings per common share	$0.51	$0.57	$0.52	$0.52	$0.43
Diluted earnings per common share	0.50	0.56	0.51	0.52	0.43
Weighted average common shares outstanding for basic earnings per common share	73,330,731	73,296,602	74,297,281	74,596,925	74,567,104
Weighted average common shares outstanding for diluted earnings per common share	73,966,935	73,953,165	75,029,827	75,296,029	75,164,716
Common shares outstanding (at end of period)	73,639,487	73,678,329	73,776,196	75,073,292	75,122,076

Selected Financial Data:
	1Q16	4Q15	3Q15	2Q15	1Q15
Performance Ratios:
Annualized return on average assets	1.02%	1.13%	1.06%	1.12%	0.96%
Annualized operating return on average assets (1)	1.09	1.06	1.06	1.14	1.11
Annualized return on average common equity	7.52	8.48	7.75	8.02	6.78
Annualized operating return on average common equity (1)	8.08	7.86	7.75	8.19	7.87
Annualized cash return on average tangible common equity (2)	12.47	13.97	12.74	13.21	11.31
Annualized cash operating return on average tangible common equity (3)	13.37	12.97	12.74	13.47	13.09
Net interest rate spread	3.63	3.72	3.60	3.72	3.80
Cost of funds (4)	0.27	0.24	0.23	0.22	0.23
Efficiency ratio (5)	63.49	63.95	65.35	64.26	65.29
Annualized net non-interest expense to average assets (6)	1.31	1.44	1.36	1.32	1.40
Core non-interest income to revenues (7)	39.38	36.91	40.35	40.80	40.66
Net interest margin	3.57	3.64	3.52	3.63	3.73
Tax equivalent effect	0.22	0.22	0.21	0.21	0.20
Net interest margin - fully tax equivalent basis (8)	3.79	3.86	3.73	3.84	3.93
Loans to deposits	86.37	85.13	83.43	83.72	80.96
Asset Quality Ratios:
Non-performing loans (9) to total loans	0.95%	1.07%	1.03%	1.08%	0.93%
Non-performing assets (9) to total assets	0.79	0.87	0.85	0.84	0.73
Allowance for loan and lease losses to non-performing loans (9)	142.00	122.43	129.04	122.45	136.18
Allowance for loan and lease losses to total loans	1.35	1.31	1.33	1.32	1.27
Net loan (recoveries) charge-offs to average loans (annualized)	0.06	0.14	0.06	(0.12)	0.08
Capital Ratios:
Tangible equity to tangible assets (10)	9.24%	8.99%	9.34%	9.41%	9.73%
Tangible common equity to tangible assets (11)	8.46	8.21	8.53	8.60	8.89
Tangible common equity to risk weighted assets (12)	9.56	9.34	9.69	10.02	10.09
Total capital (to risk-weighted assets) (13)	12.66	12.54	12.94	13.07	13.22
Tier 1 capital (to risk-weighted assets) (13)	11.62	11.54	11.92	12.06	12.24
Common equity tier 1 capital (to risk-weighted assets) (13)	9.34	9.27	9.56	9.66	9.79
Tier 1 capital (to average assets) (13)	10.38	10.40	10.43	10.69	10.80
Per Share Data:
Book value per common share (14)	$27.26	$26.77	$26.40	$26.14	$25.86
Less: goodwill and other intangible assets, net of benefit, per common share	10.22	10.24	9.97	9.78	9.78
Tangible book value per common share (15)	$17.04	$16.53	$16.43	$16.36	$16.08
Cash dividends per common share	$0.17	$0.17	$0.17	$0.17	$0.14

(1)
Annualized operating return on average assets is computed by dividing annualized operating earnings by average total assets. Annualized operating return on average common equity is computed by dividing annualized operating earnings by average common equity. Operating earnings is defined as net income as reported less non-core items, net of tax.

(2)
Annualized cash return on average tangible equity is computed by dividing net cash flow available to common stockholders (net income available to common stockholders, plus other intangibles amortization expense, net of tax benefit) by average tangible common equity (average common stockholders' equity less average goodwill and average other intangibles, net of tax benefit).

(3)
Annualized cash operating return on average tangible common equity is computed by dividing annualized cash operating earnings (operating earnings plus other intangibles amortization expense, net of tax benefit, less dividends on preferred shares) by average tangible common equity. Operating earnings is defined as net income as reported less non-core items, net of tax.

(4)	Equals total interest expense divided by the sum of average interest bearing liabilities and noninterest bearing deposits.

(5)
Equals total non-interest expense excluding non-core items divided by the sum of net interest income on a fully tax equivalent basis, total non-interest income less non-core items, and tax equivalent adjustment on the increase in cash surrender value of life insurance.

(6)
Equals total non-interest expense excluding non-core items less total non-interest income excluding non-core items, and including tax equivalent adjustment on the increase in cash surrender value of life insurance divided by average assets.

(7)
Equals total non-interest income excluding non-core items and tax equivalent adjustment on the increase in cash surrender value of life insurance divided by the sum of net interest income on a fully tax equivalent basis, total non-interest income less non-core items, and tax equivalent adjustment on the increase in cash surrender value of life insurance.

(8)	Represents net interest income on a fully tax equivalent basis assuming a 35% tax rate, as a percentage of average interest earning assets.

(9)
Non-performing loans excludes purchased credit-impaired loans and loans held for sale.  Non-performing assets excludes purchased credit-impaired loans, loans held for sale, and other real estate owned related to FDIC transactions.

(10)	Equals total ending stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

(11)	Equals total ending common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

(12)	Equals total ending common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by risk-weighted assets. Current quarter risk-weighted assets are estimated.

(13)	Current quarter ratios are estimated.

(14)	Equals total ending common stockholders’ equity divided by common shares outstanding.

(15)	Equals total ending common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by common shares outstanding.

NON-GAAP FINANCIAL INFORMATION

This press release contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include core (or operating) earnings, core non-interest income, core non-interest income to revenues (with non-core items excluded from both core non-interest income and revenues), core non-interest expense, non-core non-interest income and non-core non-interest expense, net interest income on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis excluding acquisition accounting discount accretion on Taylor Capital loans, efficiency ratio and the ratio of annualized net non-interest expense to average assets with net gains and losses on investment securities, net gains and losses on sale of other assets, and increase (decrease) in market value of assets held in trust for deferred compensation excluded from the non-interest income components of these ratios, and prepayment fees on interest bearing liabilities, merger related and repositioning expenses, and increase (decrease) in market value of assets held in trust for deferred compensation excluded from the non-interest expense components of these ratios, with tax equivalent adjustment for tax-exempt interest income and increase in cash surrender value of life insurance, as applicable; ratios of tangible equity to tangible assets, tangible common equity to risk-weighted assets and Tier 1 common capital to risk-weighted assets; tangible book value per common share; annualized operating return on average assets, annualized operating return on average common equity, annualized cash return on average tangible common equity and annualized cash operating return on average tangible common equity. Our management uses these non-GAAP measures, together with the related GAAP measures, in its analysis of our performance and in making business decisions. Management also uses these measures for peer comparisons.

Management believes that operating earnings, core and non-core non-interest income and core and non-core non-interest expense are useful in assessing our core operating performance and in understanding the primary drivers of our non-interest income and non-interest expense when comparing periods.

The tax equivalent adjustment to net interest income, net interest margin, tax-exempt interest income and increase in cash surrender value of life insurance recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that it is a standard practice in the banking industry to present net interest income and net interest margin on a fully tax equivalent basis, and accordingly believes that providing these measures may be useful for peer comparison purposes. For the same reasons, management believes that the tax equivalent adjustments to tax-exempt interest income and increase in cash surrender value of life insurance are useful.

Management also believes that by excluding net gains and losses on investment securities, net gains and losses on sale of other assets and increase (decrease) in market value of assets held in trust for deferred compensation from the non-interest income components, and excluding prepayment fees on interest bearing liabilities, merger related and repositioning expenses and increase in market value of assets held in trust for deferred compensation from the non-interest expense components, of the efficiency ratio and the ratio of annualized net non-interest expense to average assets, these ratios better reflect our core operating performance, as the excluded items do not pertain to our core business operations and their exclusion makes these ratios more meaningful when comparing our operating results from period to period.

In addition, management believes that presenting the ratio of Tier 1 common equity to risk-weighted assets is useful for assessing our capital strength and for peer comparison purposes. The other measures exclude the acquisition-related goodwill and other intangible assets, net of tax benefit, in determining tangible assets, tangible equity, tangible common equity and average tangible common equity and exclude other intangible amortization expense, net of tax benefit, in determining net cash flow available to common stockholders. Management believes the presentation of these other financial measures, excluding the impact of such items, provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management’s success in utilizing our tangible capital, as well as our capital strength. Management also believes that providing measures that exclude balances of acquisition-related goodwill and other intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our peers. In addition, management believes that these are standard financial measures used in the banking industry to evaluate performance.

The non-GAAP disclosures contained herein should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Reconciliations of net interest margin on a fully tax equivalent basis to net interest margin and net interest margin on a fully tax equivalent basis excluding acquisition accounting discount accretion on Taylor Capital loans to net interest margin are contained in the tables under “Net Interest Margin.” A reconciliation of tangible book value per common share to book value per common share is contained in the “Selected Financial Ratios” table. Reconciliations of core and non-core non-interest income and non-interest expense to non-interest income and non-interest expense are contained in the tables under “Results of Operations—First Quarter Results.”

The following table presents a reconciliation of tangible equity to stockholders' equity (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Stockholders' equity - as reported	$2,122,885	$2,087,284	$2,063,228	$2,077,739	$2,058,293
Less: goodwill	725,068	725,070	711,521	711,521	711,521
Less: other intangible assets, net of tax benefit	28,071	29,128	24,388	22,736	23,717
Tangible equity	$1,369,746	$1,333,086	$1,327,319	$1,343,482	$1,323,055

The following table presents a reconciliation of tangible assets to total assets (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Total assets - as reported	$15,575,653	$15,585,007	$14,950,101	$15,018,194	$14,328,310
Less: goodwill	725,068	725,070	711,521	711,521	711,521
Less: other intangible assets, net of tax benefit	28,071	29,128	24,388	22,736	23,717
Tangible assets	$14,822,514	$14,830,809	$14,214,192	$14,283,937	$13,593,072

The following table presents a reconciliation of tangible common equity to common stockholders' equity (in thousands):

	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Common stockholders' equity - as reported	$2,007,605	$1,972,004	$1,947,948	$1,962,459	$1,943,013
Less: goodwill	725,068	725,070	711,521	711,521	711,521
Less: other intangible assets, net of tax benefit	28,071	29,128	24,388	22,736	23,717
Tangible common equity	$1,254,466	$1,217,806	$1,212,039	$1,228,202	$1,207,775

The following table presents a reconciliation of average tangible equity to average common stockholders’ equity (in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Average common stockholders' equity - as reported	$1,984,379	$1,945,772	$1,958,947	$1,947,231	$1,922,151
Less: average goodwill	725,070	711,669	711,521	711,521	711,521
Less: average other intangible assets, net of tax benefit	28,511	23,826	23,900	23,092	24,157
Average tangible common equity	$1,230,798	$1,210,277	$1,223,526	$1,212,618	$1,186,473

The following table presents a reconciliation of net cash flow available to common stockholders to net income available to common stockholders (in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Net income available to common stockholders - as reported	$37,114	$41,607	$38,278	$38,952	$32,111
Add: other intangible amortization expense, net of tax benefit	1,057	1,005	1,002	981	987
Net cash flow available to common stockholders	$38,171	$42,612	$39,280	$39,933	$33,098

The following table presents a reconciliation of net income to operating earnings (in thousands):

	1Q16	4Q15	3Q15	2Q15	1Q15
Net income - as reported	$39,114	$43,607	$40,278	$40,952	$34,111
Less non-core items:
Net (loss) gain on investment securities	—	(3)	371	(84)	(460)
Net (loss) gain on sale of other assets	(48)	—	1	(7)	4
Merger related and repositioning expenses	(3,287)	4,186	(389)	(1,234)	(8,069)
Prepayment fees on interest bearing liabilities	—	—	—	—	(85)
Total non-core items	(3,335)	4,183	(17)	(1,325)	(8,610)
Income tax expense on non-core items	(577)	1,140	(6)	(526)	(3,417)
Non-core items, net of tax	(2,758)	3,043	(11)	(799)	(5,193)
Operating earnings	41,872	40,564	40,289	41,751	39,304
Dividends on preferred shares	2,000	2,000	2,000	2,000	2,000
Operating earnings available to common stockholders	$39,872	$38,564	$38,289	$39,751	$37,304
Diluted operating earnings per common share	$0.54	$0.52	$0.51	$0.53	$0.50
Weighted average common shares outstanding for diluted operating earnings per common share	73,966,935	73,953,165	75,029,827	75,296,029	75,164,716

Efficiency Ratio Calculation (Dollars in Thousands)

	1Q16	4Q15	3Q15	2Q15	1Q15
Non-interest expense	$135,800	$127,231	$134,266	$132,737	$139,920
Less merger related and repositioning expenses	3,287	(4,186)	389	1,234	8,069
Less prepayment fees on interest bearing liabilities	—	—	—	—	85
Less increase (decrease) in market value of assets held in trust for deferred compensation	8	565	(872)	7	306
Non-interest expense - as adjusted	$132,505	$130,852	$134,749	$131,496	$131,460

Net interest income	$119,304	$121,769	$115,969	$114,473	$113,395
Tax equivalent adjustment	7,195	7,307	7,019	6,676	6,078
Net interest income on a fully tax equivalent basis	126,499	129,076	122,988	121,149	119,473
Plus non-interest income	81,693	75,625	82,251	82,949	81,268
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	460	465	459	450	452
Less net (loss) gain on investment securities	—	(3)	371	(84)	(460)
Less net (loss) gain on sale of other assets	(48)	—	1	(7)	4
Less increase (decrease) in market value of assets held in trust for deferred compensation	8	565	(872)	7	306
Net interest income plus non-interest income - as adjusted	$208,692	$204,604	$206,198	$204,632	$201,343
Efficiency ratio	63.49%	63.95%	65.35%	64.26%	65.29%
Efficiency ratio (without adjustments)	67.56%	64.46%	67.74%	67.24%	71.88%

Annualized Net Non-interest Expense to Average Assets Calculation (Dollars in Thousands)

	1Q16	4Q15	3Q15	2Q15	1Q15
Non-interest expense	$135,800	$127,231	$134,266	$132,737	$139,920
Less merger related and repositioning expenses	3,287	(4,186)	389	1,234	8,069
Less prepayment fees on interest bearing liabilities	—	—	—	—	85
Less increase (decrease) in market value of assets held in trust for deferred compensation	8	565	(872)	7	306
Non-interest expense - as adjusted	132,505	130,852	134,749	131,496	131,460

Non-interest income	81,693	75,625	82,251	82,949	81,268
Less net (loss) gain on investment securities	—	(3)	371	(84)	(460)
Less net (loss) gain on sale of other assets	(48)	—	1	(7)	4
Less increase (decrease) in market value of assets held in trust for deferred compensation	8	565	(872)	7	306
Non-interest income - as adjusted	81,733	75,063	82,751	83,033	81,418
Less tax equivalent adjustment on the increase in cash surrender value of life insurance	460	465	459	450	452
Net non-interest expense	$50,312	$55,324	$51,539	$48,013	$49,590
Average assets	$15,487,565	$15,244,633	$15,059,429	$14,631,999	$14,363,244
Annualized net non-interest expense to average assets	1.31%	1.44%	1.36%	1.32%	1.40%
Annualized net non-interest expense to average assets (without adjustments)	1.41%	1.34%	1.37%	1.36%	1.66%

Core Non-interest Income to Revenues Ratio Calculation (Dollars in Thousands)

	1Q16	4Q15	3Q15	2Q15	1Q15
Non-interest income	$81,693	$75,625	$82,251	$82,949	$81,268
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	460	465	459	450	452
Less net (loss) gain on investment securities	—	(3)	371	(84)	(460)
Less net (loss) gain on sale of other assets	(48)	—	1	(7)	4
Less increase (decrease) in market value of assets held in trust for deferred compensation	8	565	(872)	7	306
Non-interest income - as adjusted	$82,193	$75,528	$83,210	$83,483	$81,870

Net interest income	$119,304	$121,769	$115,969	$114,473	$113,395
Tax equivalent adjustment	7,195	7,307	7,019	6,676	6,078
Net interest income on a fully tax equivalent basis	126,499	129,076	122,988	121,149	119,473
Plus non-interest income	81,693	75,625	82,251	82,949	81,268
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	460	465	459	450	452
Less net (loss) gain on investment securities	—	(3)	371	(84)	(460)
Less net (loss) gain on sale of other assets	(48)	—	1	(7)	4
Less increase (decrease) in market value of assets held in trust for deferred compensation	8	565	(872)	7	306
Total revenue - as adjusted and on a fully tax equivalent basis	$208,692	$204,604	$206,198	$204,632	$201,343

Total revenue - unadjusted	$200,997	$197,394	$198,220	$197,422	$194,663

Core non-interest income to revenues ratio	39.38%	36.91%	40.35%	40.80%	40.66%
Non-interest income to revenues ratio (without adjustments)	40.64%	38.31%	41.49%	42.02%	41.75%

NET INTEREST MARGIN

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, and the resultant costs, expressed both in dollars and rates (dollars in thousands):

	1Q16			1Q15			4Q15
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:
Loans held for sale	$661,021	$5,966	3.61%	$658,169	$5,785	3.52%	$681,682	$6,276	3.68%
Loans (1) (2) (3):
Commercial-related credits
Commercial	3,531,441	37,357	4.18	3,190,755	32,623	4.09	3,492,161	35,890	4.02
Commercial loans collateralized by assignment of lease payments	1,754,558	16,577	3.78	1,647,761	15,438	3.75	1,708,404	15,901	3.72
Real estate commercial	2,734,148	28,039	4.06	2,538,995	27,548	4.34	2,627,004	27,759	4.13
Real estate construction	276,797	2,902	4.15	191,257	4,081	8.54	274,188	3,736	5.33
Total commercial-related credits	8,296,944	84,875	4.05	7,568,768	79,690	4.21	8,101,757	83,286	4.02
Other loans
Real estate residential	640,231	5,695	3.56	493,366	5,028	4.08	612,275	5,490	3.59
Home equity	210,678	2,033	3.88	246,537	2,468	4.06	219,440	2,142	3.87
Indirect	404,473	4,758	4.73	267,265	3,485	5.29	365,744	4,403	4.78
Consumer loans	80,569	794	3.97	72,374	797	4.47	83,869	777	3.67
Total other loans	1,335,951	13,280	4.00	1,079,542	11,778	4.42	1,281,328	12,812	3.97
Total loans, excluding purchased credit-impaired loans	9,632,895	98,155	4.10	8,648,310	91,468	4.29	9,383,085	96,098	4.06
Purchased credit-impaired loans	139,451	4,780	13.75	240,376	4,937	8.33	154,562	7,766	19.93
Total loans	9,772,346	102,935	4.24	8,888,686	96,405	4.40	9,537,647	103,864	4.32
Taxable investment securities	1,524,583	9,566	2.51	1,556,530	9,934	2.55	1,510,047	9,708	2.57
Investment securities exempt from federal income taxes (3)	1,362,468	16,579	4.87	1,126,133	14,021	4.98	1,383,592	16,875	4.88
Federal funds sold	42	—	1.00	16	—	—	100	1	1.00
Other interest earning deposits	113,748	141	0.50	102,346	62	0.25	141,891	110	0.31
Total interest earning assets	$13,434,208	$135,187	4.05%	$12,331,880	$126,207	4.15%	$13,254,959	$136,834	4.10%
Non-interest earning assets	2,053,357			2,031,364			1,989,674
Total assets	$15,487,565			$14,363,244			$15,244,633
Interest Bearing Liabilities:
Core funding:
Money market, NOW and interest bearing deposits	$4,109,150	$2,086	0.20%	$3,937,707	$1,595	0.16%	$4,214,099	$1,999	0.19%
Savings deposits	984,019	159	0.06	952,345	120	0.05	959,049	123	0.05
Certificates of deposit	1,237,971	1,413	0.46	1,420,320	1,452	0.42	1,245,947	1,431	0.46
Customer repurchase agreements	190,114	94	0.20	245,875	119	0.20	230,412	115	0.20
Total core funding	6,521,254	3,752	0.23	6,556,247	3,286	0.20	6,649,507	3,668	0.22
Wholesale funding:
Brokered certificates of deposit (includes fee expense)	534,910	1,964	1.48	476,245	1,478	1.26	492,839	1,804	1.45
Other borrowings	1,327,274	2,972	0.89	731,688	1,970	1.08	1,031,301	2,286	0.87
Total wholesale funding	1,862,184	4,936	1.07	1,207,933	3,448	1.12	1,524,140	4,090	1.06
Total interest bearing liabilities	$8,383,438	$8,688	0.42%	$7,764,180	$6,734	0.35%	$8,173,647	$7,758	0.38%
Non-interest bearing deposits	4,606,008			4,199,948			4,617,076
Other non-interest bearing liabilities	398,460			361,685			392,858
Stockholders' equity	2,099,659			2,037,431			2,061,052
Total liabilities and stockholders' equity	$15,487,565			$14,363,244			$15,244,633
Net interest income/interest rate spread (4)		$126,499	3.63%		$119,473	3.80%		$129,076	3.72%
Taxable equivalent adjustment		7,195			6,078			7,307
Net interest income, as reported		$119,304			$113,395			$121,769
Net interest margin (5)			3.57%			3.73%			3.64%
Tax equivalent effect			0.22%			0.20%			0.22%
Net interest margin on a fully tax equivalent basis (5)			3.79%			3.93%			3.86%

(1)	Non-accrual loans are included in average loans.

(2)	Interest income includes amortization of deferred loan origination fees and costs.

(3)	Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

The table below reflects the impact the acquisition accounting loan discount accretion on Taylor Capital loans had on the loan yield and net interest margin on a fully tax equivalent basis for the three months ended March 31, 2016, March 31, 2015 and December 31, 2015 (dollars in thousands):

	1Q16			1Q15			4Q15
	Average Balance	Interest	Yield	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Loan yield excluding acquisition accounting discount accretion on Taylor Capital loans:
Total loans, as reported	$9,772,346	$102,935	4.24%	$8,888,686	$96,405	4.40%	$9,537,647	$103,864	4.32%
Less acquisition accounting discount accretion on non-PCI loans	(32,293)	4,950		(57,802)	7,948		(37,865)	6,193
Less acquisition accounting discount accretion on PCI loans	(25,696)	2,403		(35,092)	628		(28,037)	3,510
Total loans, excluding acquisition accounting discount accretion on Taylor Capital loans	$9,830,335	$95,582	3.91%	$8,981,580	$87,829	3.97%	$9,603,549	$94,161	3.89%

Net interest margin on a fully tax equivalent basis, excluding acquisition accounting discount accretion on Taylor Capital loans:
Total interest earning assets, as reported	$13,434,208	$126,499	3.79%	$12,331,880	$119,473	3.93%	$13,254,959	$129,076	3.86%
Less acquisition accounting discount accretion on non-PCI loans	(32,293)	4,950		(57,802)	7,948		(37,865)	6,193
Less acquisition accounting discount accretion on PCI loans	(25,696)	2,403		(35,092)	628		(28,037)	3,510
Total interest earning assets/net interest margin on a fully tax equivalent basis, excluding acquisition accounting discount accretion on Taylor Capital loans	$13,492,197	$119,146	3.55%	$12,424,774	$110,897	3.62%	$13,320,861	$119,373	3.56%

The table below reflects the impact that the loan discount accretion and provision for credit losses on Taylor Capital loans had on earnings for the three months ended March 31, 2016 and December 31, 2015 (dollars in thousands):

	1Q16	4Q15
Acquisition accounting discount accretion on Taylor Capital loans	$7,353	$9,703
Provision for credit losses on Taylor Capital loans	1,154	—
Earnings impact of discount accretion and merger related provision	6,199	9,703
Tax expense	2,460	3,850
Earnings impact of discount accretion and merger related provision, net of tax	$3,739	$5,853